Exhibit 99.4

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2015 and 2014

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2015 and 2014

Table of Contents	Page

Corporate Data	3

Corporate Governance Report	4-11

Commentary of the Directors	12

Certificate from the Secretary	13

Independent Auditors’ Report	14-15

Consolidated Statement of Financial Position	16

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss)	17

Consolidated Statement of Changes in Equity	18-20

Consolidated Statement of Cash Flows	21

Notes to the Consolidated Financial Statements	22-83

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1	Deep Kalra	October 9, 2001	—
2	Philip Clay Wolf	July 20, 2005	—
3	Ravi Adusumalli	July 20, 2005	May 20, 2014
4	Frederic Lalonde	December 18, 2006	—
5	Aditya Tim Guleri	April 03, 2007	—
6	Gyaneshwarnath Gowrea	February 11, 2009	—
7	Mohammad Akhtar Janally	February 11, 2009	May 20, 2014
8	Vivek Narayan Gour	May 01, 2010	—
9	Ranodeb Roy	January 19, 2012	—
10	Rajesh Magow	November 06, 2012	—
11	Keyur Jyotindra Joshi	November 06, 2012	January 29, 2015
12	Naushad Ally Sohoboo	May 20, 2014	—
13	Mohit Kabra	January 29, 2015	—

Corporate Secretary

C/o CIM Corporate Services Ltd

Les Cascades Building

Edith Cavell Street

Port Louis

Mauritius

Registered office

C/o CIM Corporate Services Ltd

Les Cascades Building

Edith Cavell Street

Port Louis

Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Mauritius

Banker

HSBC Bank Mauritius Ltd

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in Mauritius. The address of the Company’s registered office is C/o CIM Corporate Services Ltd, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius. As at March 31, 2015, the Company had Eleven (11) significant subsidiaries as mentioned below:

Sr. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip Inc.	April 30, 2000	Delaware, USA
3.	Luxury Tours & Travel Pte Ltd	July 17, 1985	Singapore
4.	Luxury Tours (Malaysia) Sdn. Bhd.	July 7, 2011	Malaysia
5.	Techblend Inc.	June 15, 2001	British Virgin Islands
6.	HTN Co., Ltd.	March 16, 2000	Thailand
7.	Hotel Travel Limited	December 24, 2004	Malaysia
8.	ITC Bangkok Co., Ltd.	December 20, 1999	Thailand
9.	MakeMyTrip FZ-LLC	January 10, 2013	United Arab Emirates
10.	Easy to Book Holding B.V.	March 30, 2006#	Netherlands
11.	Easy to Book Service B.V.	May 31, 2006#	Netherlands

#	became subsidiary on February 06, 2014

The Board of Directors

The Board is composed of ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of seven non-executive directors.

Directors

Independent

1. Vivek Narayan Gour

2. Frederic Lalonde

3. Ranodeb Roy

Non-Executive

1. Aditya Tim Guleri

2. Vivek Narayan Gour

3. Philip Clay Wolf

4. Frederic Lalonde

5. Gyaneshwarnath Gowrea

6. Ranodeb Roy

7. Naushad Ally Sohoboo

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Executive

1. Deep Kalra

2. Rajesh Magow

3. Mohit Kabra

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

1.	Deep Kalra is our co-founder, group chairman and group chief executive officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 22 years of experience in e-commerce, sales, corporate finance and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital, a subsidiary of the General Electric Company, for just over a year, where he was vice president of business development. Mr. Kalra had previously also worked with AMF Bowling Inc. and ABN AMRO Bank. General Electric Company is a NYSE-listed company, and AMF Bowling Inc. was a NYSE-listed company when Mr. Kalra worked there. He is also the president and a board member of The Indus Entrepreneurs and a founding member of IAMGURGAON, a non-governmental organization focused on improving the quality of life in Gurgaon. Mr. Kalra has a bachelor’s degree in economics from St. Stephen’s College, Delhi University, India, and a master’s degree in business administration from the Indian Institute of Management, Ahmadabad, India. The business address for Mr. Deep Kalra is Tower A, SP Infocity, Plot No. 243, Udyog Vihar, Phase – 1, Gurgaon – 122 016, Haryana, India.

2.	Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. Mr. Guleri is a managing member of Sierra Ventures Associates VIII, LLC, the general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and in that capacity, he serves on the boards of directors of various companies that Sierra Ventures invests in, providing operational and financial guidance. Prior to joining Sierra Ventures Associates VIII, LLC in February 2001, Mr. Guleri was vice chairman and executive vice president with Epiphany, Inc. from March 2000 until February 2001, and prior to that, he was chairman, chief executive officer and co-founder of Octane Software Inc. since September 1997. He started his career in September 1989 with the information technology team at LSI Logic Corporation until September 1991 and worked with Scopus Technology Inc. from 1992 until 1996. Mr. Guleri has a bachelor of science degree in electrical engineering from Punjab Engineering College, Chandigarh, India and a master of science degree in engineering and operating research from Virginia Polytechnic Institute and State University, United States. The business address for Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

3.	Philip Clay Wolf was appointed to our board of directors on July 20, 2005. Until December 31, 2012, Mr. Wolf was the non-executive chairman of PhoCusWright Inc., a travel industry research firm he founded in 1994 and served as president and chief executive officer until its acquisition by Northstar Travel Media LLC in June 2011. Prior to founding PhoCusWright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. He also sits on the board of various companies, including Hopper, QuickMobile, Booking Markets, TrustYou and Travel.ru. Mr. Philip was an adjunct professor at New York University’s Preston Robert Tisch Center for Hospitality, Tourism and Sports Management, and a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a bachelor of arts degree in public policy studies from Duke University, United States and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University, United States. The business address for Mr. Wolf is 6 Huckleberry Lane, Truro, MA 02666-0329, United States.

4.	Vivek Narayan Gour was appointed to our board of directors on May 1, 2010. Mr. Gour is also the managing director and chief executive officer of Air Works India Engineering Private Limited, a privately held company in which he has a significant equity stake. Prior to joining our company, Mr. Gour was the chief financial officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Global Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India, and from August 2001 to September 2002 as senior vice-president (strategic projects) of GE Capital India. Mr. Gour has a bachelor of commerce degree from Mumbai University, India, and a master of business administration (finance) from Delhi University, India. The business address for Mr. Gour is Kalyani House, Plot # 40, 1st Floor, Sector 18, Gurgaon – 122001, Haryana, India.

5.	Frederic Lalonde was appointed to our board of directors on December 18, 2006. Mr. Lalonde is the founder, director and chief executive officer of Hopper Inc., a privately held company which runs www.hopper.com, a travel search engine. Prior to founding his own company, Mr. Lalonde worked at Expedia Inc. from 2004 to 2006 where he served as vice president of hotel supplier strategy and vice president of hotels and packages product planning. Mr. Lalonde has also been a director of Sparrow Media LLC since August 2009. The business address for Mr. Lalonde is 5795, Ave de Gaspe, Suite 100, Montreal, QC, Canada, H2S 2X3.

6.	Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the head of tax of the Cim group, the parent company of Cim Global Business. He was the managing director of Cim Global Business from 2009 to 2011. From 2007 to 2008, he was director of AAAGlobal Services Ltd. and from 1999 to 2006 he was a manager with Multiconsult. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Chartered Association & Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors, member of the Trust and Estate Practitioners, member of the Institute of Fiscal Association and also hold a Master degree The business address for Mr. Gowrea is Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

7.	Ranodeb Roy was appointed to our board of directors on January 19, 2012. Mr. Roy is a director and the chief executive officer of RV Capital Management Private Limited based in Singapore. Prior to joining our board of directors, Mr. Roy was a managing director and head of the Fixed Income Division – Asia Pacific at Morgan Stanley from March 2008 to December 2011. Mr. Roy has also worked at Merrill Lynch, Hong Kong as managing director, co-head of Fixed Income Currency and Commodities, or FICC, group in 2007. He has also held various senior positions at Merrill Lynch in major financial centers, including New York, Tokyo and Hong Kong. Mr. Roy started his career at Bank of America in Mumbai in 1992. Mr. Roy has a master’s degree in business administration, with majors in finance and marketing, from the Indian Institute of Management, Ahmedabad, India and a bachelor’s degree in computer science and engineering from the Indian Institute of Technology at Kanpur, India. The business address for Mr. Roy is 3 Phillip Street, #15-05 Royal Group Building, Singapore 048693.

8.	Rajesh Magow is our co-founder and chief executive officer for India, and was appointed to our board of directors on November 6, 2012. Mr. Magow has over 22 years of experience in the information technology and Internet industries. After being part of our senior management team in 2001 for a few months, Mr. Magow worked as part of senior management with Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. Mr. Magow is a chartered accountant from the Institute of Chartered Accountants of India, New Delhi.

9.	Mohit Kabra Mohit Kabra is our group chief financial officer and was appointed to our board of directors on January 29, 2015. Prior to joining us in July 2011, Mr. Kabra served as a Director of Finance in Kohler India from 2006 to June 2011. Mr. Kabra holds a bachelor of commerce degree from St. Joseph’s Junior College. He is a qualified Chartered Accountant from the Institute of Chartered Accountants of India, New Delhi. The business address for Mr. Mohit Kabra is Tower A, SP Infocity, Plot No. 243, Udyog Vihar, Phase – 1, Gurgaon – 122 016, Haryana, India.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

10.	Naushad Ally Sohoboo was appointed to our board of directors on May 20, 2014 and is one of our resident directors in Mauritius. Mr. Sohoboo is a manager within the Cim Global Business, having joined Cim Global Business (now part of Cim Group) in August 2004. He has a wide range of experience in corporate secretarial work and accounting. At the Cim Group, he is involved in the structuring, set-up, taxation and administration of various global business entities promoted by a wide portfolio of clients, including large multinational companies and high net-worth individuals. He is also a director of several client companies of Cim Global Management. Mr. Sohoboo completed his secondary education from the Islamic Cultural College, Mauritius. He is also a member of the Association of Chartered Certified Accountants, UK since 2012 and is registered as a Professional Accountant with the Mauritius Institute of Professional Accountants. He is also a member of the Mauritius Institute of Directors. The business address for Mr. Sohoboo is c/o Cim Global Business, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Vivek Narayan Gour, Ranodeb Roy and Frederic Lalonde and is chaired by Mr.Gour. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr.Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	regularly reviewing the independence of our independent auditors;

•	reviewing all related party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and our independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Audit Committee (Continued)

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our full board of directors.

Our audit committee currently comprises of three independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(c)(2)(A) of the Nasdaq Stock Market, Marketplace Rules regarding the size of our audit committee, because our Company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to have an audit committee of at least three members.

Compensation Committee

Our compensation committee consists of Messrs. Vivek Narayan Gour, Philip Clay Wolf and Frederic Lalonde and is chaired by Mr.Gour. Messrs.Gour, Wolf and Lalonde satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;

•	reviewing and approving the compensation package for our executive officers;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nomination committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our Company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to establish a nominations committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 37 of these financial statements.

Share price information

The following table shows:

•	the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2013	$23.63	$10.77
2014	$29.73	$12.85
2015	$36.12	$19.06
Fiscal Quarter
2013
1st Quarter	$23.63	$12.26
2nd Quarter	$18.50	$13.38
3rd Quarter	$17.74	$10.77
4th Quarter	$16.16	$12.67
2014
1st Quarter	$14.47	$12.85
2nd Quarter	$15.63	$13.49
3rd Quarter	$19.73	$14.01
4th Quarter	$29.73	$19.30
2015
1st Quarter	$35.66	$19.06
2nd Quarter	$36.12	$25.92
3rd Quarter	$30.46	$21.42
4th Quarter	$28.19	$20.56
Month
2014
December	$29.45	$25.32
2015
January	$28.19	$23.35
February	$26.06	$23.43
March	$24.08	$20.56
April	$23.98	$21.13
May	$24.04	$17.81
June	$20.91	$18.81
July	$20.21	$14.00
August(1)	$15.15	$11.97

MakeMyTrip Limited

Corporate Governance Report (Continued)

Share price information (Continued)

Note: (1)	Until August 25, 2015.

Directors’ liability insurance

We have taken directors’ and officers’ liability insurance of coverage of USD 30 Million from The New India Assurance Company Limited, Mauritius. This policy is effective till July 2016 and will be renewed thereafter.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activity.

Auditors Report and Accounts

The auditors’ report is set out on pages 14 and 15 and the consolidated profit or loss and other comprehensive income (loss) is set out on page 17 of these financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 9,800 (2014: USD 8,500).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2015 and 2014 are as follows:

(in ‘USD 0000’)
	For the year ended March 31
Particulars	2015	2014
Total income	300,515	256,687
Total expenses	(315,055)	(272,008)
Finance income	3,168	2,442
Finance cost	(6,712)	(7,776)
Share of loss of equity-accounted investees	(139)	(171)
Loss for the year	(18,358)	(20,905)

Statement of Directors’ responsibilities in respect of the consolidated financial statements

Company law requires the directors to prepare consolidated financial statements for each financial year, which present fairly the financial position, financial performance and the cash flows of the Group. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the Group;

•	disclose with reasonable accuracy at any time the financial position of the Group; and

•	would enable them to ensure that the financial statements are in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act 2001.

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

The directors have made an assessment of the Group’s ability to continue as a going concern and have no reason to believe that the business will not be a going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

CERTIFICATE FROM THE SECRETARY

To the member of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act 2001.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act 2001 for the year ended March 31, 2015.

For CIM Corporate Services Ltd
Corporate Secretary

Registered office:

C/o CIM Corporate Services Ltd,

Les Cascades Building, Edith Cavell Street,

Port Louis

Mauritius

Date: September 3, 2015

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Consolidated Financial Statements

We have audited the consolidated financial statements of MakeMyTrip Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) which comprise the consolidated statement of financial position at March 31, 2015 and the consolidated statement of profit or loss and other comprehensive income (loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended and the notes to the consolidated financial statements which include a summary of significant accounting policies and other explanatory notes, as set out on pages 16 to 84.

This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members those matters that are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Directors’ Responsibility for the Consolidated Financial Statements

The directors are responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED (CONTINUED)

Report on the Consolidated Financial Statements (continued)

Opinion

In our opinion, these consolidated financial statements give a true and fair view of the consolidated financial position of MakeMyTrip Limited and its subsidiaries at March 31, 2015 and of its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG	Ashish Ramyead
Ebène, Mauritius	Licensed by FRC

Date: September 3, 2015

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2014	2015
Assets
Property, plant and equipment	17	8,533	8,900
Intangible assets and goodwill	18	39,241	36,000
Trade and other receivables, net	20	983	901
Investment in equity-accounted investees	8	1,123	1,696
Other investments	9	3,973	5,938
Term deposits	22	75,656	864
Non-current tax assets		6,515	11,766
Other non-current assets	24	476	473

Total non-current assets		136,500	66,538

Inventories		516	1,997
Current tax assets		2,184	88
Trade and other receivables, net	20	28,373	28,951
Term deposits	22	29,514	92,628
Other current assets	23	34,739	40,346
Cash and cash equivalents	21	38,011	49,857

Total current assets		133,337	213,867

Total assets		269,837	280,405

Equity
Share capital	25	21	21
Share premium	25	238,423	242,662
Reserves		(1,482)	571
Accumulated deficit		(81,805)	(100,181)
Share based payment reserve		20,092	28,612
Foreign currency translation reserve	25	(13,663)	(14,427)

Total equity attributable to equity holders of the Company		161,586	157,258
Non-controlling interest		714	596

Total equity		162,300	157,854

Liabilities
Loans and borrowings	27	203	362
Employee benefits	31	963	1,345
Deferred revenue	30	2,353	3,147
Deferred tax liabilities	19	277	226
Other non-current liabilities	29	7,668	987

Total non-current liabilities		11,464	6,067

Loans and borrowings	27	115	137
Trade and other payables	33	86,214	103,655
Deferred revenue	30	1,336	4,149
Other current liabilities	28	8,408	8,543

Total current liabilities		96,073	116,484

Total liabilities		107,537	122,551

Total equity and liabilities		269,837	280,405

These financial statements have been approved by the Board of Directors on September 3, 2015 and signed on its behalf by:

Director	Director

The notes on pages 22 to 83 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(Amounts in USD thousands, except per share data)

		For the year ended March 31,
	Note	2013	2014	2015
Revenue
Air ticketing		60,889	66,523	74,325
Hotels and packages		164,129	184,501	220,512
Other revenue	10	3,804	4,351	4,825

Total revenue		228,822	255,375	299,662

Other income	11	—	1,312	853

Service cost
Procurement cost of hotel and packages services		136,537	144,508	157,897
Cost of air tickets coupon		4,120	4,471	2,816
Personnel expenses	12	34,520	37,221	44,318
Other operating expenses	13	67,954	80,116	102,069
Depreciation and amortization	14	3,753	5,692	7,955

Result from operating activities		(18,062)	(15,321)	(14,540)

Finance income	15	4,198	2,442	3,168
Finance costs	15	4,940	7,776	6,712

Net finance costs		(742)	(5,334)	(3,544)

Share of loss of equity-accounted investees		(186)	(171)	(139)

Loss before tax		(18,990)	(20,826)	(18,223)
Income tax expense	16	(8,599)	(79)	(135)

Loss for the year		(27,589)	(20,905)	(18,358)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(2,310)	(2,768)	(776)
Net change in fair value of available-for-sale financial assets		459	(986)	1,965

		(1,851)	(3,754)	1,189

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability		(126)	64	(142)
Income tax expense on other comprehensive income		(14)	—	—

Other comprehensive income (loss) for the year, net of tax		(1,991)	(3,690)	1,047

Total comprehensive loss for the year		(29,580)	(24,595)	(17,311)

Profit (Loss) attributable to:
Owners of the Company		(27,592)	(20,934)	(18,252)
Non-controlling interest		3	29	(106)

Loss for the year		(27,589)	(20,905)	(18,358)

Total comprehensive income (loss) attributable to:
Owners of the Company		(29,583)	(24,615)	(17,193)
Non-controlling interest		3	20	(118)

Total comprehensive loss for the year		(29,580)	(24,595)	(17,311)

Loss per share
Basic	26	(0.74)	(0.55)	(0.44)
Diluted	26	(0.74)	(0.55)	(0.44)

The notes on pages 22 to 83 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity

(Amounts in USD thousands)

Year ended March 31, 2015

	Attributable to Equity Holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2012	18	150,144	—	(429)	(31,827)	9,388	(8,578)	118,716	76	118,792
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	(27,592)	—	—	(27,592)	3	(27,589)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,310)	(2,310)	—	(2,310)
Net change in fair value of available-for-sale financial assets	—	—	—	459	—	—	—	459	—	459
Remeasurement of defined benefit (asset) liability	—	—	—	—	(140)	—	—	(140)	—	(140)

Total other comprehensive income (loss)	—	—	—	459	(140)	—	(2,310)	(1,991)	—	(1,991)

Total comprehensive income (loss) for the year	—	—	—	459	(27,732)	—	(2,310)	(29,583)	3	(29,580)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	11,722	—	11,722	—	11,722
Issue of ordinary shares on exercise of share based awards	—	1,251	—	—	—	(833)	—	418	—	418
Transfer to accumulated deficit on expiry of share based	—	—	—	—	376	(376)	—	—	—	—
Own shares acquired	—	—	(525)	—	—	—	—	(525)	—	(525)
Issue of ordinary shares related to business combination	—	2,348	—	—	—	—	—	2,348	—	2,348

Total contributions by owners	—	3,599	(525)	—	376	10,513	—	13,963	—	13,963

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	—	(1,801)	—	—	(1,801)	—	(1,801)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	—	620	620
Acquisition of non-controlling interests	—	—	—	—	21	—	(16)	5	(5)	—

Total changes in ownership interest in subsidiaries	—	—	—	—	(1,780)	—	(16)	(1,796)	615	(1,181)

Total transactions with owners	—	3,599	(525)	—	(1,404)	10,513	(16)	12,167	615	12,782

Balance as at March 31, 2013	18	153,743	(525)	30	(60,963)	19,901	(10,904)	101,300	694	101,994

The notes on pages 22 to 83 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity (continued)

(Amounts in USD thousands)

Year ended March 31, 2015

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2013	18	153,743	(525)	30	(60,963)	19,901	(10,904)	101,300	694	101,994
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	(20,934)	—	—	(20,934)	29	(20,905)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,759)	(2,759)	(9)	(2,768)
Net change in fair value of available-for-sale financial assets	—	—	—	(986)	—	—	—	(986)	—	(986)
Remeasurement of defined benefit (asset) liability	—	—	—	—	64	—	—	64	—	64

Total other comprehensive income (loss)	—	—	—	(986)	64	—	(2,759)	(3,681)	(9)	(3,690)

Total comprehensive income (loss) for the year	—	—	—	(986)	(20,870)	—	(2,759)	(24,615)	20	(24,595)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	11,151	—	11,151	—	11,151
Issue of ordinary shares on exercise of share based awards	1	11,249	—	—	—	(10,932)	—	318	—	318
Transfer to accumulated deficit on expiry of share based	—	—	—	—	28	(28)	—	—	—	—
Own shares acquired	—	—	(1)	—	—	—	—	(1)	—	(1)
Issue of ordinary shares through follow-on public offering, net of issuance costs	2	73,431	—	—	—	—	—	73,433	—	73,433

Total transactions with owners	3	84,680	(1)	—	28	191	—	84,901	—	84,901

Balance as at March 31, 2014	21	238,423	(526)	(956)	(81,805)	20,092	(13,663)	161,586	714	162,300

The notes on pages 22 to 83 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity (continued)

(Amounts in USD thousands)

Year ended March 31, 2015

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2014	21	238,423	(526)	(956)	(81,805)	20,092	(13,663)	161,586	714	162,300
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(18,252)	—	—	(18,252)	(106)	(18,358)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(764)	(764)	(12)	(776)
Net change in fair value of available-for-sale financial assets	—	—	—	1,965	—	—	—	1,965	—	1,965
Remeasurement of defined benefit (asset) liability	—	—	—	—	(142)	—	—	(142)	—	(142)

Total other comprehensive income (loss)	—	—	—	1,965	(142)	—	(764)	1,059	(12)	1,047

Total comprehensive income (loss) for the year	—	—	—	1,965	(18,394)	—	(764)	(17,193)	(118)	(17,311)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	12,363	—	12,363	—	12,363
Issue of ordinary shares on exercise of share based awards	—	3,976	—	—	—	(3,825)	—	151	—	151
Transfer to accumulated deficit on expiry of share based	—	—	—	—	18	(18)	—	—	—	—
Own shares acquired	—	—	(417)	—	—	—	—	(417)	—	(417)
Re-issue of own shares to settle the financial liability	—	263	505	—	—	—	—	768	—	768

Total transactions with owners	—	4,239	88	—	18	8,520	—	12,865	—	12,865

Balance as at March 31, 2015	21	242,662	(438)	1,009	(100,181)	28,612	(14,427)	157,258	596	157,854

The notes on pages 22 to 83 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of cash flows

(Amounts in USD thousands)

Year ended March 31, 2015

	For the year ended March 31,
	2013	2014	2015
Cash flows from operating activities
Loss for the year	(27,589)	(20,905)	(18,358)
Adjustments for:
Depreciation	1,748	1,836	2,434
Amortisation of intangible assets	2,005	3,856	5,521
Loss on disposal of assets held for sale	45	—	—
Loss (gain) on disposal of property, plant and equipment	26	(81)	101
Gain on license of software	(83)	—	—
Gain on bargain purchase	—	(1,168)	—
Net finance costs	742	5,334	3,544
Share of loss of equity-accounted investee	186	171	139
Share based payment	11,667	11,097	12,308
Income tax expense	8,599	79	135
Change in inventories	736	881	(1,551)
Change in trade and other receivables	(2,089)	(6,414)	754
Change in other assets	(1,098)	(12,827)	(8,087)
Change in trade and other payables	20,522	7,572	17,400
Change in employee benefits	222	106	294
Change in deferred revenue	(2)	3,622	3,863
Change in other liabilities	(71)	4,887	(3,856)
Income tax paid	(1,969)	(2,003)	(3,814)

Net cash generated from (used in) operating activities	13,597	(3,957)	10,827

Cash flows from investing activities
Interest received	3,431	2,540	2,069
Proceeds from sale of property, plant and equipment	165	170	30
Redemption of term deposits	27,646	32,215	17,214
Investment in term deposits	(31,921)	(91,588)	(6,215)
Acquisition of property, plant and equipment	(2,890)	(2,088)	(2,809)
Payment for business acquisition, net of cash acquired	(9,643)	(2,221)	—
Acquisition of equity-accounted investee	(642)	—	(712)
Acquisition of intangible assets	(4,094)	(3,481)	(4,159)

Net cash generated from (used in) investing activities	(17,948)	(64,453)	5,418

Cash flows from financing activities
Repurchase of own shares	(525)	(1)	(417)
Proceeds from issuance of shares on exercise of share based awards	418	318	151
Direct cost incurred in relation to public offerings	—	(2,820)	(446)
Proceeds from issuance of ordinary shares through follow-on public	—	76,475	—
Acquisition of non-controlling interests	(793)	—	—
Payment of deferred consideration related to business acquisition	—	—	(1,374)
Proceeds from (repayment of) bank loans	109	(32)	216
Payment of finance lease liabilities	(121)	(34)	(19)
Interest paid	(482)	(1,447)	(832)

Net cash generated from (used in) financing activities	(1,394)	72,459	(2,721)

Increase (Decrease) in cash and cash equivalents	(5,745)	4,049	13,524
Cash and cash equivalents at beginning of the year	43,798	35,635	38,011
Effect of exchange rate fluctuations on cash held	(2,417)	(1,673)	(1,678)

Cash and cash equivalents at end of the year	35,636	38,011	49,857

The notes on pages 22 to 83 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity accounted investees (collectively, “the Company” or the “Group”) is primarily engaged in the business of selling travel products and solutions in India, the U.S., the Netherlands, Singapore, Malaysia, Thailand, and the U.A.E. The Group offers its customers the entire range of travel services including ticketing, tours and packages, and hotels. The Company is domiciled in Mauritius. The address of the Company’s registered office is CIM Corporate Services Ltd, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525, including directly attributable costs. In May 2013, the Company purchased 100 of its own shares from the open market at the prevailing market price for USD 1, including directly attributable costs.

On March 19, 2014, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which Company issued and sold 3,000,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 2,500,000 ordinary shares at a price of USD 23 per share. The offering resulted in gross proceeds of USD 69,000 and net proceeds of USD 66,671 to the Company, and gross proceeds of USD 57,500 and net proceeds of USD 55,559 to the Selling Shareholders, after deducting underwriting commissions. Additionally, the Company incurred offering related expenses of approximately USD 852. Further, the underwriters exercised their option to purchase 325,000 additional ordinary shares from the Company and 500,000 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 23 per share to cover over-allotments, resulting in additional gross proceeds of USD 7,475 and net proceeds of USD 7,223 to the Company, and additional gross proceeds of USD 11,500 and net proceeds of USD 11,112 to the Selling Shareholders, after deducting underwriting commissions.

In March 2015, the Company purchased 20,000 of its own shares from the open market at the prevailing market price for USD 417, including directly attributable costs.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF ACCOUNTING

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these financial statements except as mentioned in note 3.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	share-based payments are valued using the Black Scholes valuation model at the date the awards are granted; and

•	available-for-sale financial assets are measured at fair value.

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollar (USD). All amounts have been rounded to the nearest thousand, unless otherwise indicated.

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. The functional currency of the Parent Company and its subsidiaries, Hotel Travel Limited and Hotel Travel (HK) Limited is the U.S. dollar. The functional currency for subsidiaries organized in India, the U.S., Singapore, Malaysia, Thailand, British Isles, Cayman Islands, China, British Virgin Islands, United Arab Emirates, the Netherlands, Switzerland and Israel are their respective local currencies.

(d)	Use of Estimates and Judgements

The preparation of consolidated financial statements in conformity with IFRS require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF PREPARATION – (Continued)

(d)	Use of Estimates and Judgements – (Continued)

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are as follows:

• Note 3(d) and 9	Available for sale financial assets

• Note 3(e) and 17	Property, plant and equipment

• Note 3(f) and 18	Useful life of intangible assets

• Note 3(i) and 31	Employee benefit plans

• Note 3(o),16 and 19	Income taxes

• Note 3(j)	Provisions and contingent liabilities

• Note 3(d)	Valuation of derivatives

• Note 3(i) and 32	Share based payment

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

• Note 3(h) and 18	Key assumptions used in discounted cash flow projections

• Note 3(i) and 32	Measurement of defined benefit obligations

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

Changes in accounting policies

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from April 1, 2013.

•	IFRS 10 Consolidated Financial Statements (2011) (Refer (a) below)

•	IFRS 12 Disclosure of Interests in Other Entities

The adoption of this standard does not have any impact on these consolidated financial statements of the Group.

•	IFRS 13 Fair Value Measurement

On April 1, 2013, the Group adopted IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. There was no significant impact on these consolidated financial statements from the adoption of the measurement requirements of IFRS 13. The Group has provided the disclosures as required by IFRS 13 in note 35 - “Financial Instruments” of these consolidated financial statements.

•	Presentation of Items of Other Comprehensive Income (Amendment to IAS 1)

As a result of the amendments to IAS 1, the Group has modified the presentation of items of other comprehensive income in its consolidated statement of other comprehensive income (loss), to present separately items that would be reclassified to profit or loss in the future from those that would never be. Comparative information has also been re-presented accordingly.

The adoption of the amendment to IAS 1 has no impact on the recognised assets, liabilities and comprehensive income of the Group.

•	IAS 19 Employee Benefits (2011)

The group has adopted Revised IAS 19 effective April 1, 2013. The amended standard requires immediate recognition of the gains and losses through re-measurement of the net defined benefit liability/ (asset) through other comprehensive income. Further it also requires the interest expense (income) considered in the Profit and Loss to be restricted to the discount rate based on the Government securities yield. The actual return of the portfolio, in excess of such yields is recognised through other comprehensive income. Revised IAS 19 also requires effect of any plan amendments to be recognised immediately through the net profit/loss, in the statement of comprehensive income.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Changes in accounting policies – (Continued)

Previously, the actuarial gains and losses were charged or credited to net profit/loss in the statement of profit or loss and other comprehensive income (loss) in the period in which they arose and the expected return on plan assets computed based on market expectations were considered as part of the net gratuity cost. The adoption of Revised IAS 19, Employee Benefits, does not have any material impact on these consolidated financial statements.

(a)	Basis of Consolidation

i)	Subsidiaries

The Group consolidates entities which it owns or controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity’s returns. Entities are consolidated from the date control commences until the date control ceases.

Previously, control existed when the Group had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that were currently exercisable were also taken into account. In accordance with the transitional provisions of IFRS 10 (2011), the Group reassessed the control conclusion at April 1, 2013 and has concluded that there is no change to the scope of the entities to be consolidated as a result of the adoption of IFRS 10.

ii)	Investment in Associates (Equity Accounted Investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating polices.

Investments in associates are accounted for using the equity method and are recognised initially at cost. The cost of investment includes transaction costs.

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity accounted investees, other adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

iii)	Non-controlling Interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Change in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(a)	Basis of Consolidation – (Continued)

iv)	Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)	Business Combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The cost of acquisition also includes the fair value of any contingent consideration and deferred consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business combination are expensed as incurred.

(c)	Foreign Currency

i)	Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on available for sale equity investments, which are recognized in other comprehensive income arising on retranslation. Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

ii)	Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustment arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rate applicable during the period.

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve (FCTR). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments

i)	Non-Derivative Financial Assets

The Group initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets which are classified into the following specified categories: ‘trade and other receivables’, ‘available for sale’ and ‘term deposits’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Trade and other Receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Group may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Term deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, term deposits are measured at amortized cost using the effective interest method, less any impairment losses.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

i)	Non-Derivative Financial Assets – (Continued)

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income (loss) and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income (loss) is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

ii)	Non Derivative Financial Liabilities

The Group recognizes financial liabilities initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial liabilities: loans and borrowings, bank overdraft, other current and non-current liabilities and trade and other payables. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

iii)	Share Capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

iii)	Share Capital – (Continued)

Repurchase and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

iv)	Derivative financial instruments

The Group has an embedded derivative feature in its investment in equity-accounted investees. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on the inception using an appropriate valuation method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

(e)	Property, Plant and Equipment

i)	Recognition and Measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income/other operating expenses” in the consolidated statement of profit or loss and other comprehensive income.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed under property, plant and equipment.

Items of property, plant and equipment acquired in a business combination are measured at fair value as at the date of acquisition.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(e)	Property, Plant and Equipment – (Continued)

ii)	Subsequent Costs

Subsequent expenditure is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives of assets are as follows:

• Computers	3-6 years

• Furniture and fixtures	6 years

• Office equipments	3-5 years

• Motor vehicles	7 years

• Diesel generator sets	7 years

• Building	20 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate (Refer note 17).

(f)	Intangible Assets

i)	Goodwill

Goodwill represents excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in the profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(f)	Intangible Assets – (Continued)

ii)	Website Development Cost

Website development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the application development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Expenditure on research activities are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized include the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing cost.

Incidental operations are not necessary to bring an asset to the condition necessary for it to be capable of operating in the manner intended by management, the income and related expenses of incidental operations are recognized immediately in profit or loss, and included in their respective classifications of income and expense.

iii)	Other Intangible Assets

Other intangible assets comprise software that are acquired by the Group and intangible assets acquired in a business combination.

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use.

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

iv)	Subsequent Expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

v)	Amortization

Amortization of assets, other than goodwill, is calculated over the cost of the assets, or other amount substituted for cost, less its residual value.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(f)	Intangible Assets – (Continued)

v)	Amortization – (Continued)

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives are as follows:

• Website development costs	3-5 years

• Software	5 years

• Customer – related intangible assets	8-10 years

• Contract – related intangible assets	5-6 years

• Marketing – related intangible assets	7-10 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(g)	Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

(h)	Impairment

i)	Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

The Group considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(h)	Impairment – (Continued)

i)	Financial assets (including receivables) – (Continued)

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

ii)	Non-Financial Assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, website development cost, software and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed which reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the group of CGUs that are expected to benefit from the synergies of the combination.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(h)	Impairment – (Continued)

ii)	Non-Financial Assets – (Continued)

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other asset, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)	Employee Benefit Plans

i)	Defined Contribution Plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as a personnel expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii)	Defined Benefit Plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity scheme is a defined benefit plan.

The Group’s liability with regard to gratuity is based on an actuarial valuation carried out as at September 30 and March 31 each year. Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses are recognized in other comprehensive income. Gains or losses on the curtailment or settlement of any defined benefit plan are recognized when the curtailment or settlement occurs. All expenses related to defined benefit plan are recognized in personnel expenses in profit and loss.

The Group’s net obligation in respect of defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs are deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed half yearly by a qualified actuary using the projected unit credit method.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(i)	Employee Benefit Plans – (Continued)

iii)	Other Long-term Employee Benefits

Benefits under the Group’s compensated absences policy constitute other long term employee benefits.

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

iv)	Short-term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

v)	Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as separate component in equity.

(j)	Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(j)	Provisions and Contingent Liabilities – (Continued)

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(k)	Revenue

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the income statement at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check in for hotel booking business, and 3) on the issuance of the ticket in the case of sale of airline tickets.

Income from the sale of airline tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of an airline ticket to the customer. Similarly, any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in.

In case where the Company purchases airline tickets and assumes inventory risk, income from the sale of such airline tickets is accounted on gross basis as the Group is determined to be the primary obligator in this arrangement.

Incentives from airlines are recognized when the performance obligations under the incentive schemes are achieved.

Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Income from tours and packages also includes amounts received from hotels vendors against online promotions of hotels brands on our website.

Income from other sources, primarily comprising advertising revenue, income from sale of rail and bus tickets and fees for facilitating website access to a travel insurance company are being recognized as the services are being performed. Income from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(k)	Revenue – (Continued)

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the company on such tickets is reversed and is net off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. In addition, a liability is recognized in respect of the refund due to the customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of tours and packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

The Company provides a loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Revenue is allocated between the loyalty programme and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfills its obligations to supply the discounted products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

(l)	Advertisement and Business Promotion Costs

Advertising and business promotion costs primarily comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. Such costs are the amount paid to or accrued towards advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred.

(m)	Leasing Arrangements

Accounting for Finance Leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Minimum lease payments under finance leases are apportioned between the finance expense and the reduction of the outstanding liability.

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Accounting for Operating Leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. Lease incentives received are recognized as a reduction of the lease expense, over the term of the lease.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(n)	Finance Income and Expenses

Finance income comprises interest income on funds invested, change in financial liability and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, change in financial liability, net loss on change in fair value of derivatives and impairment losses recognized on financial assets, including trade and other receivables. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis

(o)	Income Taxes

Income tax expense comprises current and deferred taxes. Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income (loss).

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(o)	Income Taxes – (Continued)

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

(p)	Earning (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all potential dilutive ordinary shares.

(q)	Government grants

Government grants are recognized when there is reasonable assurance that the conditions attached to the grants are complied with and the grants will be received. Grants awarded for the purchase of fixed assets or development of technology assets are offset against the acquisition or development costs of the respective assets and reduce future depreciation and amortization cost accordingly. Grant awarded for research phase of technology assets are offset against the underlying expenses incurred.

(r)	Operating Segment

In accordance with IFRS 8 – Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the leadership team, which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has two reportable segments, i.e. air ticketing and hotels and packages. Accordingly, the Group has made relevant entity-wide disclosures (Refer to Note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in. Segment revenue of air ticketing segment is measured on a net basis except for the sale of airline tickets where the Group assumes inventory risks in which case it is measured on a gross basis.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(r)	Operating Segment – (Continued)

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/ common expenses. For the purposes of the CODM review, the measure of segment revenue as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment, goodwill and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Segment assets do not include property, plant and equipment, goodwill, intangible assets, trade and other receivables, term deposits, tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, employee benefits, accrued expenses, deferred income, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

(s)	New Accounting Standards and Interpretations Not Yet Adopted

IFRS 9 Financial Instruments: In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in other comprehensive income.

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(s)	New Accounting Standards and Interpretations Not Yet Adopted – (Continued)

IFRS 15 Revenue from Contracts with Customers: In May 2014, the International Accounting Standards Board and Financial Accounting Standards Board jointly issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted.

In July 2015, the IASB has deferred the effective date for adoption of IFRS 15 to periods beginning on or after January 1, 2018 instead of January 1, 2017.

4)	DETERMINATION OF FAIR VALUES

A number of the group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The group has an established control framework with respect to the measurement of fair values.

This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

Significant valuation issues are reported to the group Audit committee.

When measuring the fair value of an asset or a liability, the group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the assets or liability that are not based on observable market data. (Unobservable Inputs)

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire management.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

4)	DETERMINATION OF FAIR VALUES – (Continued)

a)	Property, Plant and Equipment

The fair value of property, plant and equipment recognized as a result of a business combination is the estimated amount for which a property could be exchanged on the date of acquisition between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using the quoted market prices for similar items when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

b)	Intangible Assets

The fair value of trademark and brand name acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the trademark / brand name being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method. The fair value of technology acquired in a business combination is determined using the replacement cost method.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

c)	Non Derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

d)	Share Based Payment Transactions

The fair value of the employee share based awards is measured using the Black-Scholes model. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general behavior of the option holder), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

e)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

4)	DETERMINATION OF FAIR VALUES – (Continued)

f)	Investment in Equity Securities

The fair value of investment in equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken overdraft facility against them.

Credit Risk

The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, incentives due from the airlines and its Global Distribution System (GDS) provider. The Group has not experienced any significant default in recovery from such customers.

Additionally, the Group places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

5)	FINANCIAL RISK MANAGEMENT– (Continued)

Foreign Currency Risk

The Group incurs foreign currency risk primarily in respect of revenue denominated in a currency other than the functional currency of MakeMyTrip (India) Private Limited (MMT India), Hotel Travel Group (HT Group) and Easytobook Group (ETB Group), in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD and INR, INR being the functional currency of MMT India, between the EUR and USD, USD being the functional currency of HT Group, and between USD and EUR, EUR being the functional currency of ETB Group.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings and an overdraft facility with banks. The interest rates on the overdraft facility availed by the subsidiaries of the parent company are marginally higher than the interest rates on term deposits with the banks. Accordingly, there is limited interest rate risk. The Group’s investments in majority of term deposits with banks are for short duration, and therefore do not expose the group to significant interest rate risk.

Market and Operational Risk

The Group is dependent on its ability to maintain existing and new arrangements with its suppliers. Adverse changes in existing relationships, increasing industry consolidation or Group’s inability to enter into new arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of travel products and services that Group is able to offer, which in turn could adversely affect the Group’s business and financial performance.

The Indian as well as worldwide travel market is intensely competitive. Factors affecting the Group’s competitive success include, among others: price, availability and breadth of travel products, ability to package and customize travel products, brand recognition, customer service and customer care, service fees, ease of use, accessibility and reliability. If the Group is not able to compete effectively on any of these factors, the Group’s business and results of operations may be adversely affected.

The Group’s business and financial performance are affected by the health of the Indian as well as worldwide travel industry, including changes in supply and pricing. Events specific to the air travel industry that could negatively affect the Group’s business include continued fare increases, travel-related strikes or labor unrest, fuel price volatility. The Group is also affected by economic conditions worldwide and in India, as poor economic conditions generally result in a reduction in travel volumes.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	OPERATING SEGMENTS

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and method used to distribute the services are different. For each of these LoBs, the Group’s Leadership team comprising of Group Chief Executive Officer, Chief Executive Officer-India, Group Chief Commercial Officer, Group Chief Products Officer, Group Chief Technology Officer, Group Chief Business Officer – Holidays, Group Chief Financial Officer and Senior Vice President – Human Resources, reviews internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue less service cost from each LoB are reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1. Air ticketing: Primarily through an internet based platform, provides the facility to book international and domestic air tickets.

2. Hotels and packages: Through an internet based platform, call-centers and branch offices, provides holiday packages and hotel reservations. For internal reporting purposes, the revenue related to airline tickets issued as a component of a Company developed tour and package has been assigned to the hotels and packages segment and is recorded on a gross basis.

Other operations primarily include advertisement income from hosting advertisements on its internet web-sites, income from sale of rail and bus tickets and income from facilitating website access to a travel insurance company. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	OPERATING SEGMENTS – (Continued)

Information About Reportable Segments:

	For the Year Ended March 31
	Air ticketing			Hotels and packages			Others			Total
Particulars	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015
Revenues	60,889	66,523	74,325	164,129	184,501	220,512	3,804	4,351	4,825	228,822	255,375	299,662

Total segment revenue	60,889	66,523	74,325	164,129	184,501	220,512	3,804	4,351	4,825	228,822	255,375	299,662
Service cost	4,120	4,471	2,816	136,537	144,508	157,897	—	—	—	140,657	148,979	160,713

Segment revenue less service cost	56,769	62,052	71,509	27,592	39,993	62,615	3,804	4,351	4,825	88,165	106,396	138,949

Other income										—	1,312	853
Personnel expenses										(34,520)	(37,221)	(44,318)
Other operating expenses										(67,954)	(80,116)	(102,069)
Depreciation and amortisation										(3,753)	(5,692)	(7,955)
Finance income										4,198	2,442	3,168
Finance cost										(4,940)	(7,776)	(6,712)
Share of loss of equity-accounted investees										(186)	(171)	(139)

Loss before tax										(18,990)	(20,826)	(18,223)

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	OPERATING SEGMENTS – (Continued)

Geographical Information:

The air ticketing and hotel and packages segments are managed on a worldwide basis from India, the U.S., the Netherlands, Singapore, Malaysia and Thailand. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the Year Ended March 31			As at March 31
Particulars	2013	2014	2015	2014	2015

India	195,999	212,577	247,167	22,564	27,988
United States	8,741	7,287	4,341	646	640
Singapore	17,283	11,998	10,578	3,317	2,903
Thailand	4,024	11,150	10,608	2,889	2,593
Malaysia	2,530	9,802	14,060	20,845	19,267
Netherlands	—	1,461	11,634	6,056	5,230
Mauritius	83	—	—	75,083	233
Others	162	1,100	1,274	4	51

Total	228,822	255,375	299,662	131,404	58,905

*	Non-current assets presented above do not include investment in equity-accounted investees, other investments.

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate customers would account for more than 10% or more of the Group’s revenues.

7)	BUSINESS COMBINATIONS

a)	Acquisition of Hotel Travel Group

On November 6, 2012, MMYT acquired 100% stake in the companies in the ‘Hotel Travel Group’ (HT Group). HT Group, with the brand ‘Hotel Travel’ and the website www.hoteltravel.com, is a well-established travel company in South East Asia and has its presence in Thailand, Singapore and Malaysia, where it has operating history of over a decade.

Deferred consideration

As per the terms of the acquisition, MMYT also agreed to pay the selling shareholders over a three years period ending December 2015, additional consideration of USD 10,000 in the form of variable number of equity shares of MMYT. During the year ended March 31, 2015, the first tranche of deferred consideration i.e. USD 1,000 became due, and this financial liability was discharged by re-issuing 38,655 treasury shares. At March 31, 2015, the deferred consideration outstanding is USD 5,112.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

7)	BUSINESS COMBINATIONS – (Continued)

a)	Acquisition of Hotel Travel Group – (Continued)

Earn-out consideration

Further, two of the selling shareholders of the HT Group continued in employment with the HT Group in key capacities, and were eligible for additional earn outs and incentives over a three-four years period ending December 2015/December 2016 based on HT Group meeting certain revenue and EBIDTA targets. The additional earn out payment may range from NIL to USD 35,000 and are payable partly in cash and partly in the form of equity shares of MMYT. These amounts will be recorded as compensation cost over the earn-out period.

During the quarter ended December 31, 2013, due to a change in the probability of achievement of the earn-out targets, the compensation cost of USD 660 recorded till September 30, 2013 was reversed. Also, in January 2014, the services of the two selling shareholders were terminated in accordance with the non-performance clause as per the share purchase agreement, and the earn-out consideration explained above is not payable to the two selling shareholders.

b)	Acquisition of majority interest in ITC Group

On November 26, 2012, MMYT acquired majority equity stake in a group of companies known as the “ITC Group”. The ITC Group comprises of International Tour Center Co. Ltd., ITC Bangkok Co. Ltd. and ITC South Co. Ltd. ITC Group is a well-established hotel aggregator and tour operator for Thailand. The ITC Group has relationships with a number of hotels and other local vendors in Thailand to provide hotel reservations, excursion tours and other travel related services for inbound and outbound travelers in Thailand and the South East Asia region.

As per the terms of the acquisition, MMYT will also acquire the remaining shares of ITC Group from the selling shareholder (promoter) in cash in four equal tranches, over a four year earn-out period ending December 2016. The earn-out will be based on valuation linked to future profitability of ITC Group and employment of promoter. At March 31, 2014, the financial liability outstanding in respect of this consideration was USD 2,383.

Further, an additional payment may be required for acquiring the remaining shares that can be forfeited due to termination of employment of the promoter. This potential additional liability, which is linked to the future profitability of ITC Group, will be recorded as compensation cost under IAS 19 for future services till December 2016 and does not form part of additional consideration for acquiring the remaining shares. Based on the estimated projection, the company has not recorded any compensation cost associated with this liability during the year ended March 31, 2013, 2014 and 2015.

At March 31, 2015, the financial liability outstanding in respect of this consideration is USD 1,202. In April 2015, MMYT has entered into an amendment agreement with the selling shareholder and has acquired the remaining shares of ITC Group for USD 2,027.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

7)	BUSINESS COMBINATIONS – (Continued)

c)	Acquisition of Easytobook (ETB) Group

On February 06, 2014, MMYT acquired 100% equity stake in Easytobook Holding B.V. and its subsidiaries (“ETB Group”). ETB Group primarily operates through the website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations. The ETB Group has unique front-end web design capabilities and has developed proprietary technologies for powering affiliate travel websites as well as dynamic shopping of various travel products. The ETB Group is headquartered in Amsterdam, Netherlands with a technology development team based in Herzliya, Israel.

The business acquisition was conducted by entering into the Share Purchase Agreement (SPA) for purchase consideration of USD 4,411. The total purchase price of the acquisition, net of USD 1,032 of cash acquired is USD 3,379.

As per the terms of acquisition with sellers, the purchase consideration comprises of the following:

Consideration transferred

Cash	3,253
Deferred consideration	1,158

4,411

Deferred consideration

MMYT also agreed to pay additional consideration in three tranches over a three year period ending January 2017. MMYT had included USD 1,158 as deferred consideration related to the additional consideration, which represented its fair value at the acquisition date, using a discount rate of 13 percent. At March 31, 2014, the deferred consideration had increased to USD 1,202. During the quarter ended June 30, 2014, the Company entered into an amendment agreement for early settlement of this deferred consideration payable in two tranches upto February 2015, which was settled during the year.

The acquisition of ETB Group is expected to further strengthen the existing travel technology stack of the Group and to enhance the international hotel room offerings for customers travelling overseas, particularly to Europe which is a key tourist destination for Indians, and vice versa. The excess of the fair value of assets acquired over the purchase consideration has been accounted for as bargain purchase gain in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2014 (refer note 11).

The operations of ETB Group have been consolidated in the financial statements of the Group from February 06, 2014. In the year ended March 31, 2014, ETB Group contributed revenue of USD 1,461 and loss of USD 890 to the Group’s result.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

7)	BUSINESS COMBINATIONS – (Continued)

c)	Acquisition of Easytobook (ETB) Group – (Continued)

If the acquisition had occurred on April 1, 2013, management estimates that consolidated revenue would have been USD 267,862 and consolidated loss for the year ended March 31, 2014 would have been USD 24,800. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition been made at the beginning of the period.

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of ETB Group were recorded at fair value at the date of acquisition.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	141
Intangible assets	5,730
Current assets and liabilities, net	(292)

Total identifiable net assets assumed	5,579
Gain on bargain purchase	(1,168)

Total purchase price	4,411

The fair value of the current assets acquired includes trade receivable with a fair value of USD 1,596.

The Group incurred acquisition related costs of USD 134 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2014.

8)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

In November 2011, the Company acquired 28.57% equity interest in My Guest House Accommodations Private Limited (MGH), which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. The Company paid cash consideration of USD 963 for the purchase of equity shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 60.

In January 2013, the Company acquired additional shares in MGH, increasing its stake to 38.34% through equity infusion of USD 642 paid in cash.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

8)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEES – (Continued)

In December 2014, the Company acquired 16.96% equity interest in Simplotel Technologies Private Limited (Simplotel), which owns and operates www.simplotel.com, and is engaged in the business of building websites and booking engines for hotels. The Company paid cash consideration of USD 712 for the purchase of new shares. Further, the Company has committed to invest approximately USD 500 for new shares of Simplotel, which would take its equity interest to 25.39%, on or before June 30, 2015.

Summary financial information for equity accounted investee is as follows:

As at March 31				For the Year Ended March 31
2014		2015		2013	2014	2015(1)
Total assets	Total liabilities	Total assets	Total liabilities	Loss
486	440	1,130	660	593	447	390

Note 1: Includes share of loss of Simplotel from December 2014 to March 2015.

9)	OTHER INVESTMENTS

	As at March 31
Particulars	2014	2015
Investment in equity securities	3,973	5,938

Total	3,973	5,938

These investments have been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Group’s exposure to risks and fair value measurement is disclosed in note 5 and 34.

10)	OTHER REVENUE

	For the Year Ended March 31
Particulars	2013	2014	2015
Advertising revenue	1,190	879	1,008
Facilitation fee	776	1,908	2,116
Commission on rail and bus reservation	1,231	1,090	985
Miscellaneous	607	474	716

Total	3,804	4,351	4,825

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

11)	OTHER INCOME

	For the Year Ended March 31
Particulars	2013	2014	2015
Gain on bargain purchase (refer note 7(c))	—	1,168	—
Gain on disposal of property, plant and equipment	—	144	—
Claim received from vendor	—	—	283
Excess provision written back	—	—	570

Total	—	1,312	853

12)	PERSONNEL EXPENSES

	For the Year Ended March 31
Particulars	2013	2014	2015
Wages, salaries and other short term employees benefits	19,362	22,974	27,816
Contributions to defined contribution plans	1,182	1,193	1,915
Expenses related to defined benefit plans	161	201	204
Equity settled share based payments	11,667	11,097	12,308
Employee welfare expenses	2,148	1,756	2,075

Total	34,520	37,221	44,318

13)	OTHER OPERATING EXPENSES

	For the Year Ended March 31
Particulars	2013	2014	2015
Traveling and conveyance	3,349	2,417	2,766
Advertising and business promotion	19,690	27,885	42,724
Communication	2,744	2,889	3,089
Repairs and maintenance	1,668	1,770	2,389
Rent	2,624	2,857	2,816
Legal and professional	3,116	2,889	3,597
Payment gateway and other charges	15,204	17,766	23,296
Website hosting charges	1,281	1,175	1,800
Net loss on disposal of property, plant and equipment	25	63	101
Loss on disposal of assets held for sale	45	—	—
Outsourcing fees	13,587	13,178	13,888
Miscellaneous expenses	4,621	7,227	5,603

Total	67,954	80,116	102,069

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

14)	DEPRECIATION AND AMORTIZATION

	For the Year Ended March 31
Particulars	2013	2014	2015
Depreciation	1,748	1,836	2,434
Amortization	2,005	3,856	5,521

Total	3,753	5,692	7,955

15)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
Particulars	2013	2014	2015
Recognized in profit or loss
Interest income on term deposits	3,697	1,875	3,053
Net foreign exchange gain	1	—	—
Change in financial liability	262	—	—
Other interest income	87	567	115
Net gain on change in fair value of derivative financial instrument	151	—	—

Finance income	4,198	2,442	3,168

Interest expense on financial liabilities measured at amortised cost	137	149	242
Change in financial liability	417	1,083	454
Cost related to public offerings	—	391	—
Net foreign exchange loss	1,944	2,696	5,216
Impairment loss on trade and other receivables	2,072	1,990	210
Net loss on change in fair value of derivative financial instrument	—	204	—
Finance and other charges	370	1,263	590

Finance costs	4,940	7,776	6,712

Net finance costs recognized in profit or loss	(742)	(5,334)	(3,544)

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

16)	INCOME TAX BENEFIT (EXPENSE)

Income Tax Recognized in Profit or Loss

	For the Year Ended March 31
Particulars	2013	2014	2015
Current tax expense
Current period	(143)	(185)	(186)

Current tax expense	(143)	(185)	(186)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	3,975	1,159	62
Change in unrecognized deductible temporary differences	(8,929)	(1,104)	(3,995)
Utilization of previously unrecognised tax losses	45	51	3,984
Reversal of previously recognized tax losses	(3,547)	—	—

Deferred tax benefit (expense)	(8,456)	106	51

Total income tax benefit (expense)	(8,599)	(79)	(135)

Income Tax Recognized in Other Comprehensive Income

	For the Year Ended March 31
	2013			2014			2015
	Tax			Tax			Tax
Particulars	(expense)			(expense)			(expense)
	Before tax	benefit	Net of tax	Before tax	benefit	Net of tax	Before tax	benefit	Net of tax
Foreign currency translation differences on foreign operations	(2,310)	—	(2,310)	(2,768)	—	(2,768)	(776)	—	(776)
Net change in fair value of available-for-sale financial assets	459	—	459	(986)	—	(986)	1,965	—	1,965

Remeasurement of defined benefit (asset) liability	(126)	(14)	(140)	64	—	64	(142)	—	(142)

Total	(1,977)	(14)	(1,991)	(3,690)	—	(3,690)	1,047	—	1,047

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

16)	INCOME TAX BENEFIT (EXPENSE) – (Continued)

Reconciliation of Effective Tax Rate

Particulars	For the Year Ended March 31
	2013		2014		2015
Loss for the year		(27,589)		(20,905)		(18,358)
Income tax expense		(8,599)		(79)		(135)

Loss before tax		(18,990)		(20,826)		(18,223)

Income tax benefit using the Company’s domestic tax rate	15.00%	2,849	15.00%	3,124	15.00%	2,733
Effect of tax rates in foreign jurisdictions	11.49%	2,181	5.52%	1,150	0.47%	(86)
Non deductible expenses	1.08%	(205)	1.27%	(264)	1.12%	(204)
Tax exempt income	0.62%	119	0.18%	37	1.16%	211
Utilization of previously unrecognised tax losses	0.24%	45	0.25%	51	21.86%	3,984
Reversal of previously recognized tax losses	18.68%	(3,547)	0.00%	—	0.00%	—
Current year losses for which no deferred tax asset was recognized	5.84%	(1,108)	14.74%	(3,069)	15.18%	(2,767)
Change in unrecognised temporary differences	47.02%	(8,929)	5.30%	(1,104)	21.92%	(3,995)
Others	0.02%	(4)	0.02%	(4)	0.06%	(11)

		(8,599)		(79)		(135)

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

17)	PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Diesel Generator Sets	Capital Work in Progress	Total
Cost
Balance as at April 1, 2013	954	550	6,573	407	1,089	606	3,908	14	—	14,101
Acquisitions through business combinations	—	—	124	7	2	—	8	—	—	141
Additions/Adjustment	—	20	1,364	43	179	209	163	—	17	1,995
Disposals	—	—	(13)	(2)	(10)	(43)	(138)	(3)	—	(209)
Effect of movements in foreign exchange rates	(95)	(55)	(569)	(36)	(93)	(56)	(344)	(1)	—	(1,249)

Balance as at March 31, 2014	859	515	7,479	419	1,167	716	3,597	10	17	14,779

Balance as at April 1, 2014	859	515	7,479	419	1,167	716	3,597	10	17	14,779
Additions	—	—	2,155	72	172	346	595	—	(17)	3,323
Disposals	—	—	(524)	(283)	(224)	(76)	(62)	(1)	—	(1,170)
Effect of movements in foreign exchange rates	(2)	(1)	(343)	(15)	(39)	(25)	(241)	—	—	(666)

Balance as at March 31, 2015	857	514	8,767	193	1,076	961	3,889	9	—	16,266

Depreciation and impairment loss
Balance as at April 1, 2013	—	17	2,917	354	600	191	815	4	—	4,898
Depreciation for the year	—	43	1,070	33	138	91	460	1	—	1,836
Disposals	—	—	(12)	(1)	(6)	(15)	(84)	(1)	—	(119)
Effect of movements in foreign exchange rates	—	(4)	(254)	(27)	(9)	(14)	(61)	—	—	(369)

Balance as at March 31, 2014	—	56	3,721	359	723	253	1,130	4	—	6,246

Balance as at April 1, 2014	—	56	3,721	359	723	253	1,130	4	—	6,246
Depreciation for the year	—	54	1,523	16	210	124	506	1	—	2,434
Disposals	—	—	(442)	(281)	(208)	(60)	(47)	(1)	—	(1,039)
Effect of movements in foreign exchange rates	—	—	(149)	(9)	(26)	(6)	(85)	—	—	(275)

Balance as at March 31, 2015	—	110	4,653	85	699	311	1,504	4	—	7,366

Carrying amounts
As at April 1, 2013	954	533	3,656	53	489	415	3,093	10	—	9,203

As at March 31, 2014	859	459	3,758	60	444	463	2,467	6	17	8,533

As at April 1, 2014	859	459	3,758	60	444	463	2,467	6	17	8,533

Balance as at March 31, 2015	857	404	4,114	108	377	650	2,385	5	—	8,900

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

17)	PROPERTY, PLANT AND EQUIPMENT – (Continued)

During the quarter ended June 30, 2014, management based on internal technical evaluation reassessed the remaining useful life of assets primarily consisting of computers and office equipment with effect from April 1, 2014. Accordingly the useful lives of certain assets required a change from the previous estimates.

The existing and revised useful lives are as below:

Category of assets	Existing useful life (Years)	Revised useful life (Years)
Computers	5	3-6
Furniture and fixtures	6	6
Office equipments	7	3-5
Motor vehicles	7	7
Diesel generator sets	7	7
Building	20	20

Had the group continued with the previously assessed useful lives, charge for depreciation for year ended March 31, 2015 would have been lower by USD 214 for assets held at April 1, 2014. The revision of the useful lives will result in the following changes in the depreciation expense as compared to the original useful life of the assets:

Particulars	Year ending March 31, 2016	Year ending March 31, 2017	Year ending March 31, 2018
Increase (decrease) in depreciation expense	(114)	(112)	(89)

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

18)	INTANGIBLE ASSETS

Particulars	Goodwill	Customer Relationship	Non- Compete	Brand / Trade Mark	Website Development Cost	Software	Capital work in progress	Total
Cost
Balance as at April 1, 2013	13,469	1,345	479	8,542	9,214	3,576	3,488	40,113
Acquisitions through business combinations	—	—	—	2,721	2,560	—	449	5,730
Additions	79	—	—	—	2,360	2,316	(1,695)	3,060
Effect of movements in foreign exchange rates	(38)	(2)	(2)	26	(429)	(260)	(323)	(1,028)

Balance as at March 31, 2014	13,510	1,343	477	11,289	13,705	5,632	1,919	47,875

Balance as at April 1, 2014	13,510	1,343	477	11,289	13,705	5,632	1,919	47,875
Additions/Adjustment	—	—	—	—	2,635	1,016	587	4,238
Disposals	—	—	—	—	—	(134)	—	(134)
Effect of movements in foreign exchange rates	(217)	(12)	(14)	(617)	(1,060)	(279)	(289)	(2,488)

Balance as at March 31, 2015	13,293	1,331	463	10,672	15,280	6,235	2,217	49,491

Amortization
Balance as at April 1, 2013	—	100	64	472	2,906	1,585	—	5,127
Amortization for the year	—	216	36	1,137	1,729	738	—	3,856
Effect of movements in foreign exchange rates	—	—	(1)	(1)	(223)	(124)	—	(349)

Balance as at March 31, 2014	—	316	99	1,608	4,412	2,199	—	8,634

Balance as at April 1, 2014	—	316	99	1,608	4,412	2,199	—	8,634
Amortization for the year	—	193	45	1,461	2,808	1,014	—	5,521
Disposals	—	—	—	—	—	(134)	—	(134)
Effect of movements in foreign exchange rates	—	(4)	(10)	(70)	(323)	(123)	—	(530)

Balance as at March 31, 2015	—	505	134	2,999	6,897	2,956	—	13,491

Carrying amounts
As at April 1, 2013	13,469	1,245	415	8,070	6,308	1,991	3,488	34,986

As at March 31, 2014	13,510	1,027	378	9,681	9,293	3,433	1,919	39,241

As at April 1, 2014	13,510	1,027	378	9,681	9,293	3,433	1,919	39,241

Balance as at March 31, 2015	13,293	826	329	7,673	8,383	3,279	2,217	36,000

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

18)	INTANGIBLE ASSETS – (Continued)

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill as at March 31, 2015 has been allocated to the respective acquired subsidiaries level as follows:

Particulars	As at March 31
	2014	2015
Luxury Tours & Travel Pte Ltd	2,580	2,363
Hotel Travel Group	9,625	9,625
ITC Group	1,305	1,305

Total	13,510	13,293

The recoverable amount of the CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below. The key assumptions used for the calculations are as follows:

As at March 31,
	2014	2015
Discount rate	19 - 22%	19 - 21%
Terminal value growth rate	3.5 - 4%	3.5 - 4%
Average EBITDA margin (5 years)	14 - 36%	5 - 40%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Based on the above, no impairment was identified as of March 31, 2015 and March 31, 2014 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

19)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2014	2015
Deductible temporary differences	8,363	11,546
Minimum alternate tax	820	772
Tax loss carry forwards	8,593	6,507

Total	17,776	18,825

Deferred tax assets of USD 8,893 had been recognized in the previous years, relating to unutilized tax losses and other temporary differences in respect of its Indian subsidiary. The Indian subsidiary after two consecutive years of profits had incurred losses in the financial year ended March 31, 2013. Based on evaluation of convincing evidence required by IAS 12, the management had recorded impairment of deferred tax asset of USD 8,456 in the financial year ended March 31, 2013. The impairment had no impact on the Company’s ability to utilize carry forward losses or tax assets in the future. During the year ended March 31, 2014 and 2015, the Company did not recognize deferred tax asset on tax losses and other temporary differences because a trend of future profitability is not yet clearly discernible. The above tax losses expire at various dates ranging from 2021 to 2029.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
Particulars	Assets		Liabilities		Net
	2014	2015	2014	2015	2014	2015
Property, plant and equipment	—	—	(387)	(337)	(387)	(337)
Intangible assets	—	—	(2,340)	(1,971)	(2,340)	(1,971)
Tax loss carry forwards	2,450	2,082	—	—	2,450	2,082

Deferred tax assets/(liabilities)	2,450	2,082	(2,727)	(2,308)	(277)	(226)
Set off	(2,450)	(2,082)	2,450	2,082	—	—

Net deferred tax assets/(liabilities)	—	—	(277)	(226)	(277)	(226)

Movement in Temporary Differences During the Year

Particulars	Balance as on April 1, 2013	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2014	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2015
Property, plant and equipment	(373)	(47)	—	33	(387)	33	—	17	(337)
Intangible assets	(808)	(1,561)	—	29	(2,340)	331	—	38	(1,971)
Tax loss carry forwards	798	1,714	—	(62)	2,450	(313)	—	(55)	2,082

Total	(383)	106	—	—	(277)	51	—	—	(226)

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

20)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2014	2015
Trade and other receivables, net	23,637	23,714
Due from employees	144	452
Security deposits	4,182	3,317
Interest accrued on term deposits	1,393	2,369

Total	29,356	29,852

Non-current	983	901
Current	28,373	28,951

Total	29,356	29,852

Security deposits include amounts paid in advance to suppliers of hotels and other services in order to guarantee the provision of those services.

The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables is disclosed in note 5 and 34.

21)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2014	2015
Cash in hand	291	234
Credit card collection in hand	15,104	15,901
Bank balances	21,575	33,340
Term deposits	1,041	382

Cash and cash equivalents	38,011	49,857

Credit card collection in hand represents the amount of collection from credit cards swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 34.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

22)	TERM DEPOSITS

	As at March 31
Particulars	2014	2015
Term deposits	105,170	93,492

Total	105,170	93,492

Non-current	75,656	864
Current	29,514	92,628

Total	105,170	93,492

As of March 31, 2015, term deposits include USD 595 (March 31, 2014: USD 595) against which mainly letters of credit have been issued to various airlines.

As of March 31, 2015, term deposits include USD 13,377 (March 31, 2014: USD 8,995) pledged with banks against bank guarantees and bank overdraft facility.

23)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2014	2015
Advance to vendors	31,951	36,715
Prepaid expenses	1,632	2,271
Prepaid lease rentals	91	78
Other assets	1,065	1,282

Total	34,739	40,346

24)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2014	2015
Prepaid lease rentals	476	473

Total	476	473

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

25)	CAPITAL AND RESERVES

Share Capital and Share Premium

	Ordinary Shares*
Particulars	Number	Share capital	Share premium
Balance as at April 1, 2013	37,562,016	18	153,743
Issue of ordinary shares through follow-on public offering, net of issuance costs	3,325,000	2	73,431
Own shares acquired	(100)	—	—
Shares issued during the year on exercise of share based awards	751,183	1	11,249

Balance as at March 31, 2014	41,638,099	21	238,423

Balance as at April 1, 2014	41,638,099	21	238,423
Reissue of own shares	38,655	—	263
Own shares acquired	(20,000)	—	—
Shares issued during the year on exercise of share based awards	308,625	—	3,976

Balance as at March 31, 2015	41,965,379	21	242,662

*	Par value of USD 0.0005 per share

On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ) at the initial offering price of USD 14 per share.

On November 6, 2012, the Company issued 209,050 shares as a part of the initial consideration for the acquisition of Hotel Travel Group.

In December 2012, the Company purchased 40,142 of its own shares from the open market at the prevailing market price at different dates for USD 525 including directly attributable costs. In May 2013, the Company purchased 100 of its own shares from the open market at the prevailing market price for USD 1, including directly attributable costs.

On March 19, 2014, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which Company issued and sold 3,000,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 2,500,000 ordinary shares at a price of USD 23 per share. The offering resulted in gross proceeds of USD 69,000 and net proceeds of USD 66,671 to the Company, and gross proceeds of USD 57,500 and net proceeds of USD 55,559 to the Selling Shareholders, after deducting underwriting commissions. Additionally, the Company incurred offering related expenses of approximately USD 852. Further, the underwriters exercised their option to purchase 325,000 additional ordinary shares from the Company and 500,000 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 23 per share to cover over-allotments, resulting in additional gross proceeds of USD 7,475 and net proceeds of USD 7,223 to the Company, and additional gross proceeds of USD 11,500 and net proceeds of USD 11,112 to the Selling Shareholders, after deducting underwriting commissions.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

25)	CAPITAL AND RESERVES – (Continued)

Share Capital and Share Premium – (Continued)

In April, 2014, the Company re-issued 38,655 of its own shares to discharge a part of the deferred consideration for the acquisition of Hotel Travel Group.

In March 2015, the Company purchased 20,000 of its own shares from the open market at the prevailing market price for USD 417, including directly attributable costs.

The Company presently has only one class of ordinary shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an ordinary share as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Mauritius law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, the Netherlands, Thailand, U.A.E, Israel, and China subsidiaries.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

26)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted loss per share for the year ended March 31, 2013, 2014 and 2015:

	For the Year Ended March 31
Particulars	2013	2014	2015
Loss attributable to ordinary shareholders	(27,592)	(20,934)	(18,252)

Weighted average number of ordinary shares outstanding used in computing basic loss per share	37,315,434	37,832,246	41,808,897
Weighted average number of ordinary shares outstanding used in computing dilutive loss per share	37,315,434	37,832,246	41,808,897

Loss per share (USD)
Basic	(0.74)	(0.55)	(0.44)
Diluted	(0.74)	(0.55)	(0.44)

As at March 31, 2015, 2,334,927 (March, 2014: 2,659,852 and March 2013: 1,753,701) issuable ordinary shares including employees share based awards were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

27)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see note 5 and 34.

	As at March 31
Particulars	2014	2015
Non-current liabilities
Secured bank loans	179	354
Finance lease liabilities	24	8

Non-current portion of loans and borrowings	203	362

	As at March 31
Particulars	2014	2015
Current liabilities
Current portion of secured bank loans	96	121
Current portion of finance lease liabilities	19	16

Current portion of loans and borrowings	115	137

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

27)	LOANS AND BORROWINGS – (Continued)

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

				As at March 31, 2014		As at March 31, 2015
Particulars	Currency	Interest rate	Year of maturity	Original value	Carrying amount	Original value	Carrying amount
Secured bank loans	INR	9% - 13%	2014 - 2021	379	227	588	459
Secured bank loans	THB	7.25%	2015	154	48	153	16
Finance lease liabilities	THB	4.35% - 7.60%	2015 - 2016	82	43	82	24

The bank loans are secured over motor vehicles with a carrying amount of USD 484 as at March 31, 2015 (March 31, 2014: USD 281).

The finance lease liabilities are secured over motor vehicles with a carrying amount of USD 40 as at March 31, 2015 (March 31, 2014: USD 58).

Finance Lease Liabilities

Finance lease liabilities are as follows:

	As at March 31, 2014			As at March 31, 2015
Particulars	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	22	3	19	17	1	16
Between one and five years	25	1	24	8	—	8
More than five years	—	—	—	—	—	-

Total	47	4	43	25	1	24

The Group has taken certain vehicles on lease and which have an option for the Group to purchase the vehicles as per terms of the lease agreements.

Credit Facility

The group has fund based limits with various banks amounting to USD 18,369 as at March 31, 2015 (March 31, 2014: USD 19,227). The group has drawn down from its outstanding limit amounting to USD Nil as at March 31, 2015 (March 31, 2014: Nil) (refer note 21).

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

28)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2014	2015
Statutory liabilities	6,428	2,517
Deferred rent liabilities	58	64
Deferred consideration	1,178	5,112
Other liabilities	744	850

Total	8,408	8,543

29)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2014	2015
Deferred rent liabilities	691	635
Deferred consideration	5,338	—
Other liabilities	1,639	352

Total	7,668	987

30)	DEFERRED REVENUE

	As at March 31
Particulars	2014	2015
Global Distribution System provider	2,801	3,025
Loyality programme	888	4,069
Others	—	202

Total	3,689	7,296

Non-current	2,353	3,147
Current	1,336	4,149

Total	3,689	7,296

The Group requires the services of a Global Distribution System (“GDS”) provider for facilitating the booking of airline tickets on its website or other distribution channels. There are various The Group requires the services of a Global Distribution System (“GDS”) provider for facilitating the booking of airline tickets on its website or other distribution channels. There are various GDS companies like Abacus, Amadeus, Galileo etc. These companies usually pay upfront fee to travel agents for using their system as they get paid by airlines on the basis of airline tickets booked through their GDS, which is recognized as revenue on the proportion of actual airline tickets sold over the total estimated airline tickets to be sold or is recognized on a straight line basis in case of upfront fee to promote hotel and packages, over the term of the agreement and the balance amount is recognized as deferred revenue.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

31)	EMPLOYEE BENEFIT PLANS

	As at March 31
Particulars	2014	2015
Defined benefit plan	673	864
Other long term employee benefit (liability for compensated absences)	290	481

Total	963	1,345

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiary is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group. The following table sets out the disclosure in respect of the defined benefit plan:

	As at March 31
Particulars	2014	2015
Present value of unfunded obligations	673	864

Total	673	864

Movement in the Present Value of the Defined Benefit Obligation

	As at March 31
Particulars	2014	20 15
Defined benefit obligation at the beginning of the year	693	673
Current service cost	155	150
Interest cost	46	54
Acturial (gains) losses arising from:
- financial assumptions	(28)	71
- experience adjustment	(36)	71
Benefits paid	(96)	(119)
Effects of movement in exchange rate	(61)	(36)

Defined benefit obligations at the end of the year	673	864

Expense Recognised in Profit or Loss

	For the Year Ended March 31
Particulars	2013	2014	2015
Current service costs	125	155	150
Interest on obligation	36	46	54

Total	161	201	204

The expense is recognised in personnel expenses in the consolidated statement of profit or loss and other comprehensive income (loss).

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

31)	EMPLOYEE BENEFIT PLANS – (Continued)

Actuarial Gains and (Losses) Recognised in Other Comprehensive Income

	For the Year Ended March 31
Particulars	2013	2014	2015
Recognised during the year	(126)	64	(142)

Total	(126)	64	(142)

Actuarial Assumptions

Principal actuarial assumptions are given below:

	As at March 31
	2014	2015
Discount rate (per annum)	9.10%	7.80%
Future salary increases (per annum)	10.00%	11.00%
Retirement age (years)	58	58
Withdrawal rates	25.00%	25.00%
Weighted average duration of defined benefit obligation	5 years	5 years

Assumptions regarding future mortality rates are based on Indian Assured Lives Mortality (2006-08) (modified) Ultimate as published by Insurance Regulatory and Development Authority (IRDA).

The actuarial valuation is carried out half yearly by an independent actuary. The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant acturial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Particulars	For the year ended March 31,2014		For the year ended March 31,2015
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(24)	26	(33)	35
Future salary growth (1% movement)	23	(22)	30	(29)
Withdrawal rate (10% movement)	(49)	58	(79)	116

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

32)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programme (Equity-Settled)

a)	2006 MakeMyTrip.com Equity Option Plan

In 2006, the Group established a share option program in India, named the ‘2006 MakeMyTrip.com Equity Option Plan’ (or ‘2006 ESOP’), which was approved by the shareholders of the Company at an extra-ordinary meeting held on December 21, 2005. The ESOP entitles the eligible employees to purchase ordinary shares of the Group’s Indian Subsidiary. The Group granted employee stock options to eligible employees on various dates. There were Nil options outstanding as at March 31, 2010 as all options outstanding under this plan were replaced with options granted under the MakeMyTrip.com Equity Option Plan (“MMT ESOP plan”). There have been no further issues of stock options under this plan.

b)	MakeMyTrip.com Equity Option Plan

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2013, 2014 and 2015.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

Particulars	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options
	For the Year Ended March 31
	2013	2013	2014	2014	2015	2015
Outstanding at beginning of the year	1.59	913,221	1.49	691,127	1.49	478,918
Forfeited and expired during the year	—	—	—	—	—	—
Granted during the year	—	—	—	—	—	—
Exercised during the year	1.88	(222,094)	1.49	(212,209)	1.57	(96,479)
Outstanding at the end of the year	1.49	691,127	1.49	478,918	1.47	382,439
Exercisable at the end of the year	1.56	646,127	1.49	478,918	1.47	382,439

The options outstanding at March 31, 2015 have an exercise price per share in the range of USD 0.4875 to USD 5.3940 (March 31, 2014: USD 0.4875 to USD 5.3940 and March 31, 2013: USD 0.4875 to USD 5.3940) and a weighted average contractual life of 2 years and 3 months (March 31, 2014: 3 years and 4 months and March 31, 2013: 8 months).

During the year ended March 31, 2015, share based payment expense for these options recognized under personnel expenses (refer note 12) amounted to Nil (March 31, 2014: USD 29 and March 31, 2013: USD 81).

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

32)	SHARE BASED PAYMENT – (Continued)

c)	Share Incentive Plan

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2012, 2013 and 2014, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each RSU represents the right to receive one common share.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2013	850,160	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2014	828,390	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2015	845,507	Refer notes	4 – 8 years

Note:

1.	Of the RSU granted during the year ended March 31, 2015:

•	Nil (March 31, 2014: 1,132 and March 31, 2013: Nil) RSUs have 25% graded vesting each six months over a 2 year period.

•	438,801 (March 31, 2014: 438,801 and March 31, 2013: 572,349) RSUs have 33.33% graded vesting each year over a 3 year period.

•	404,721 (March 31, 2014: 364,039 and March 31, 2013: 273,802) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

•	1,985 (March 31, 2014: 24,418 and March 31, 2013: 4,009) RSUs were fully vested on the grant date.

2. The RSUs can be exercised within a period of 48 months from the date of vesting.

The number and weighted average exercise price of RSU under share incentive plan are as follows:

Particulars	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
	2013	2013	2014	2014	2015	2015
Outstanding at beginning of the year	0.0005	955,404	0.0005	1,742,604	0.0005	1,872,930
Granted during the year	0.0005	850,160	0.0005	828,390	0.0005	845,507
Forfeited and expired during the year	0.0005	(51,551)	0.0005	(159,090)	0.0005	(175,551)
Exercised during the year	0.0005	(11,409)	0.0005	(538,974)	0.0005	(212,143)
Outstanding at the end of the year	0.0005	1,742,604	0.0005	1,872,930	0.0005	2,330,743
Exercisable at the end of the year	0.0005	292,716	0.0005	275,261	0.0005	734,716

The RSUs outstanding at March 31, 2015 have an exercise price per share of USD 0.0005 (March 31, 2014: USD 0.0005 and March 31, 2013: USD 0.0005) and a weighted average contractual life of 4.7 years (March 31, 2014: 5.0 years and March 31, 2013: 5.1 years).

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

32)	SHARE BASED PAYMENT – (Continued)

c)	Share Incentive Plan – (Continued)

During the year ended March 31, 2015, share based payment expense recognized under personnel expenses (refer note 12) is amounted to USD 12,308 (March 31, 2014: USD 11,360 and March 31, 2013: USD 11,294) for the RSUs granted under the share incentive plan.

33)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2014	2015
Other trade payables	36,129	42,246
Accrued expenses	16,328	16,978
Advance from customers	33,757	44,431

Total	86,214	103,655

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 34.

34)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2014	2015
Trade and other receivables	29,356	29,852
Other assets	1,065	1,282
Term deposits	105,170	93,492
Cash and cash equivalents (except cash in hand)	37,720	49,623

Total	173,311	174,249

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	FINANCIAL INSTRUMENTS – (Continued)

Credit Risk – (Continued)

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Particulars	As at March 31
	2014	2015
India	19,029	20,458
Thailand	3,141	3,266
Malaysia	3,431	1,542
Singapore	1,233	1,058
Netherlands	1,681	1,055
Others	841	2,473

Total	29,356	29,852

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2014	2015
Airlines	9,590	10,497
Retail customers	9,941	7,374
Corporate customers	3,837	5,376
Deposit with hotels and others	4,181	3,317
Term deposits with bank	105,170	93,492
Others	1,807	3,288

Total	134,526	123,344

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2014		2015
Particulars	Gross	Impairment	Gross	Impairment
Not past due	130,686	—	115,013	—
Past due 0-30 days	2,131	—	3,393	—
Past due 30-120 days	965	—	3,783	—
More than 120 days	2,366	1,622	2,160	1,005

Total	136,148	1,622	124,349	1,005

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	FINANCIAL INSTRUMENTS – (Continued)

Credit Risk – (Continued)

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2014	2015
Balance at the beginning of the year	2,220	1,622
Provision for doubtful debts	1,473	456
Amounts written off against the allowance	(1,706)	(419)
Effects of movement in exchange rate	(365)	(654)
Balance at the end of the year	1,622	1,005

Allowance for doubtful debts mainly represents amount due from airlines, global distribution system providers and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2014

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-50 years	More than 5 years
Finance lease liabilities	43	(47)	(11)	(11)	(17)	(8)	—
Secured bank loans	275	(358)	(87)	(75)	(112)	(84)	—
Trade and other payables	52,457	(52,457)	(52,457)	—	—	—	—
Other liabilities	15,327	(17,346)	(7,965)	(454)	(6,785)	(2,142)	—

Total	68,102	(70,208)	(60,520)	(540)	(6,914)	(2,234)	—

Notes: * Represents undiscounted cash flows of interest and principal

As at March 31, 2015

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Finance lease liabilities	24	(25)	(11)	(6)	(8)	—	—
Secured bank loans	475	(588)	(90)	(77)	(148)	(238)	(35)
Trade and other payables	59,224	(59,224)	(59,224)	—	—	—	—
Other liabilities	8,831	(9,367)	(3,368)	(5,599)	(400)	—	—

Total	68,554	(69,204)	(62,693)	(5,682)	(556)	(238)	(35)

Notes: * Represents undiscounted cash flows of interest and principal

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	FINANCIAL INSTRUMENTS – (Continued)

Currency Risk

Exposure to Currency Risk

The Group incurs foreign currency risk primarily in respect of currency other than the functional currency of MakeMyTrip (India) Private Limited (MMT India), Hotel Travel Group (HT Group) and Easytobook Group (ETB Group), in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD and INR, INR being the functional currency of MMT India, between the EUR and USD, USD being the functional currency of HT Group, and between USD and EUR, EUR being the functional currency of ETB Group. The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

Between USD and INR

	As at March 31
Particulars	2014	2015
Trade and other receivables	8,210	10,904
Trade and other payables	(37,955)	(34,135)
Cash and cash equivalents	2,975	3,375

Net exposure	(26,770)	(19,856)

Between EUR and USD

	As at March 31
Particulars	2014	2015
Trade and other receivables	1,153	389
Trade and other payables	(803)	(2,991)
Cash and cash equivalents	3,418	1,706

Net exposure	3,768	(896)

Between USD and EUR

As at March 31
Particulars	2015
Trade and other receivables	371
Trade and other payables	(6,657)
Cash and cash equivalents	1,713

Net exposure	(4,573)

The following significant exchange rates applied during the year:

	Average exchange rate per unit		Reporting date rate per unit
USD	2013-14	2014-15	March 31, 2014	March 31, 2015
INR 1	0.0166	0.0164	0.0167	0.0160
EUR 1	1.3751	1.2690	1.3753	1.0851

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	FINANCIAL INSTRUMENTS – (Continued)

Currency Risk – (Continued)

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR and EUR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR and EUR would have increased loss by the amounts shown below and a 10% appreciation of the EUR as indicated below, against the USD would have increased loss for the current year/decreased loss for the previous year by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the Year Ended March 31
Particulars	2014	2015
10% strengthening of USD against INR	(2,550)	(1,891)
10% strengthening of EUR against USD	359	(79)
10% strengthening of USD against EUR	—	(401)

A 10% depreciation of the USD against INR and EUR, and 10% depreciation of EUR against USD would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2014	2015
Fixed rate instruments
Financial assets
Term deposits	105,170	93,492
Cash and cash equivalents	38,011	49,857
Financial liabilities
Finance lease liabilities	43	24
Secured bank loans	275	475

	143,499	143,848

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	FINANCIAL INSTRUMENTS – (Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2014		As at March 31, 2015
Particulars	Carrying amount	Fair value	Carrying amount	Fair value

Assets carried at fair value
(Available for sale)
Other investments	3,973	3,973	5,938	5,938

	3,973	3,973	5,938	5,938

Assets carried at amortised cost
(Loans and receivables)
Trade and other receivables	29,356	29,356	29,852	29,852
Term deposits	105,170	105,170	93,492	93,492
Cash and cash equivalents	38,011	38,011	49,857	49,857
Other assets	1,065	1,065	1,282	1,282

	173,602	173,602	174,483	174,483

Liabilities carried at amortized cost
(Other financial liabilities)
Finance lease liabilities	43	43	24	24
Secured bank loans	275	275	475	475
Financial liabilities	8,899	8,899	6,314	6,314
Trade and other payables	52,457	52,457	59,224	59,224
Other liabilities	6,428	6,428	2,517	2,517

	68,102	68,102	68,554	68,554

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	FINANCIAL INSTRUMENTS – (Continued)

Fair Values – (Continued)

	As at March 31, 2015
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	5,938	5,938

Total Assets	—	—	5,938	5,938

Financial liabilities	—	—	6,314	6,314

Total Liabilities	—	—	6,314	6,314

	As at March 31, 2014
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	3,973	3,973

Total Assets	—	—	3,973	3,973

Financial liabilities	—	—	8,899	8,899

Total Liabilities	—	—	8,899	8,899

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2015
Particulars	Other investments	Derivatives instruments	Derivatives instruments	Financial liabilities
Opening balances	3,973	—	—	8,899
Payment/settlement	—	—	—	(2,919)
Total gains and losses recognized in:
- profit or loss	—	—	—	334
- other comprehensive income	1,965	—	—	—

Closing balances	5,938	—	—	6,314

	As at March 31, 2014
Particulars	Other investments	Derivatives instruments	Derivatives instruments	Financial liabilities
Opening balances	4,959	15	189	6,830
Arising from acquisition	—	—	—	1,158
Arising from completion of measurement	—	—	—
period for business combination				(172)
Total gains and losses recognized in:
- profit or loss	—	(15)	(189)	1,083
- other comprehensive income	(986)	—	—	—

Closing balances	3,973	—	—	8,899

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	FINANCIAL INSTRUMENTS – (Continued)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values at March 31, 2015 and 2014, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Other investments	Discounted cash flows: The valuation model considers the present value of expected free cash flow, discounted using a risk adjusted discount rate.

Forecast annual revenue growth rate : 30% – 385%

(March 31, 2014: 31% – 175%)

Forecast EBITDA margin:

(88%) – 34%

(March 31, 2014: (294%) – 71%)

Risk adjusted discount rate: 20.0%

(March 31, 2014: 18.5%)

The estimated fair value would increase (decrease) if :
			•	the annual revenue growth rate were higher (lower)
			•	the EBITDA margin were higher (lower)
			•	the risk adjusted discount rate were lower (higher)

Financial liabilities	Discounted cash flows: The valuation model considers the present value of expected payment, discounted using a risk adjusted discount rate.	Risk adjusted discount rate: 13%, 20%	The estimated fair value would increase (decrease) if :
		(March 31, 2014: 13%, 20%)	•	the risk adjusted discount rate were lower (higher)

Sensitivity Analysis

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2015
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	276	(272)
EBITDA Margin	120	(120)
Risk adjusted discount rate	(618)	709

	For the year ended March 31, 2014
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	183	(179)
EBITDA Margin	26	(26)
Risk adjusted discount rate	(389)	453

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	OPERATING LEASES

Leases as lessee

Non cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2014	2015
Less than one year	2,354	2,014
Between one and five years	6,106	5,897
More than five years	1,791	671

Total	10,251	8,582

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to nine years, with an option to renew the lease after that date. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2015, USD 2,816 was recognized as rent expense under other operating expense in profit or loss in respect of operating leases (March 31, 2014: USD 2,851, March 31, 2013: USD 2,607).

36)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate USD 123 as at March 31, 2015 (March 31, 2014: USD 434).

37)	RELATED PARTIES

For the purpose of the consolidated financial statements, parties are considered to be related to the Group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties

Key management personnel	Deep Kalra
Key management personnel	Keyur Joshi
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Mohit Gupta
Key management personnel	Amit Somani (till May 9, 2014)
Key management personnel	Sanket Atal (from June 4, 2012 till August 31, 2014)
Key management personnel	Vivek Gour
Key management personnel	Frederic Lalonde
Key management personnel Key management personnel	Philip Wolf Ranodeb Roy
Party controlled by key management personnel	PhoCus Wright Inc. (till December 31, 2012)
Party controlled by key management personnel	Chandra Capital (till May 20,2014)

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

37)	RELATED PARTIES – (Continued)

Transactions with party controlled by key management personnel:

	For the Year Ended March 31
Transactions	2013	2014	2015
Revenue from air ticketing	63	87	14
Purchase of marketing and other services	42	—	—

	As at March 31
Balance Outstanding	2014	2015
Trade and other receivables	122	—

Key Management Personnel Compensation*

Key management personnel compensation comprised:

	Year ended March 31,
Particulars	2013	2014	2015

Short-term employee benefits	1,009	2,287	1,969
Contribution to provident fund	56	63	58
Share based payment	9,260	9,702	9,116
Legal and professional	95	112	127

Total	10,420	12,164	11,270

Note: *	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

In January 2015, the Company granted a short term loan of USD 385 to one of its key management personnel. In the quarter ended March 2015, an amount of USD 66 was repaid. As of March 31, 2015, the balance loan outstanding was USD 319 and interest accrued was USD 6. In May 2015, this loan along with interest has been repaid.

MakeMyTrip Limited

Year ended March 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

38)	LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2014	Ownership interest as at March 31, 2015
1. MakeMyTrip Inc.	Delaware, USA	100%	100%
2. MakeMyTrip (India) Private Limited	India	100%	100%
3. Luxury Tours & Travel Pte Ltd	Singapore	100%	100%
4. MakeMyTrip FZ-LLC	United Arab Emirates	100%	100%
5. Luxury Tours (Malaysia) Sdn Bhd.	Malaysia	100%	100%
6. Techblend Inc.	British Virgin Islands	100%	100%
7. Hotel Travel Limited	Malaysia	100%	100%
8. HTN Co. Ltd.	Thailand	100%	100%
9. ITC Bangkok Co. Ltd.	Thailand	51%	51%
10. Easy to Book Holding B.V.	Netherlands	100%	100%
11. Easy to Book Service B.V.	Netherlands	100%	100%

39)	SUBSEQUENT EVENT

a)	In April 2015, the Company acquired approximately 20.6% ownership interest in Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for completely customizable itineraries. The Company paid cash consideration of USD 1,945 for the purchase of new shares.

In addition, the Company has also got 291,232 warrants convertible into preferred stock of Inspirock, Inc. subject to the Company providing certain marketing services to Inspirock, Inc. over a period of 10 months ending April 2016.

b)	In April 2015, the Company acquired certain technology assets of Mygola Inc. (U.S.) for a cash consideration of USD 1,220, that will be used to further develop its capability in online travel planning.

c)	In July 2015, the Company entered into an agreement for the acquisition of a minority stake in HolidayIQ, which owns and operates holiday information portal www.HolidayIQ.com, a popular Indian travel community and holidays-planning recommendation engine. The company acquired minority stake in HolidayIQ for a cash consideration of USD 15.2 million. This strategic investment will enable both companies to rapidly scale up hotel content and reviews for Indian customers, and provide more compelling offerings to their visitors.

d)	In July 2015, the Company made an investment of USD 5 million and acquired majority equity interest in Bona Vita Technologies Private Limited, which is into online market place for India and outbound holidays business.